May 18, 2020

Messers. Tony Watson and Bill Thompson

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, D.C. 20549

VIA EDGAR

RE:  Resideo Technologies, Inc.

Form 8-K

Filed February 26, 2020

File No. 1-38635

Dear Messers. Watson and Thompson:

Set forth below is the response of Resideo Technologies, Inc. (the “Company”) to the comment raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter to the Company dated May 4, 2020 (the “Comment Letter”).  For your convenience, the text of the comment in the Comment Letter has been duplicated in bold type to precede the Company’s response.

Form 8-K Filed February 26, 2020

Exhibit 99, page 1

1.

We note your disclosure of Adjusted EBITDA, a non-GAAP financial measure, precedes your disclosure of Net Income or Loss, the most directly comparable GAAP measure. Item 10(e)(1)(i)(A) of Regulation S-K requires that when a non-GAAP measure is presented the most directly comparable GAAP measure should be presented with equal or greater prominence. Please revise your presentation in future earnings releases accordingly.

The Company respectfully acknowledges the Staff’s comment.  In response to the Staff’s comment, the Company made the adjustments to the earnings release furnished on May 6, 2020 to present comparable GAAP measures with equal or greater prominence to non-GAAP measures in accordance with the C&DI and will continue to do so in future filings.

*    *    *

We hope that this letter responds adequately to the Staff’s concerns.  Please feel free to contact Robert Ryder, Interim Chief Financial Officer, at (737) 471-0271, AnnMarie Geddes, Interim Chief Accounting Officer, at (512) 726-3518, or Jeannine Lane, EVP, General Counsel and Corporate Secretary, at (516) 508-3762 should you have any further questions regarding this matter.

Sincerely,
/s/ Robert Ryder
Robert Ryder Interim Chief Financial Officer Resideo Technologies, Inc.